UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42100

RAYTECH HOLDING LIMITED

(Exact name of registrant as specified in its charter)

Unit 609, 6/F, Nan Fung Commercial Centre,

No.19 Lam Lok Street, Kowloon Bay, Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Strategic Expansion into Personal Health Care Electronics Sector

The Raytech Holding Limited (the “Company”) is expanding its strategic focus toward the personal health care electronics sector. This expansion involves providing services in product design, development, and consultation, intended to capitalize on the growing market demand for wellness technology.

In connection with this expansion, the Company has a key personnel development. As previously disclosed in the Form 6-K filed with the Securities And Exchange Commission on April 15, 2026, the Company has announced the appointment of Mr. Haoyuan Liu as its new Chairman of the Board of Director and Executive Director, effective as of April 15, 2026. Mr. Liu has work experiences that highly suited to guiding the Company through its next phase of growth.

On April 20, 2026, the Company issued a press release. A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference.

The contents of this Report on Form 6-K are hereby incorporated by reference into the Company’s registration statement on Form F-3 (Registration No. 333-290696) of the Company, that was initially filed with the SEC on October 3, 2025, and declared effective by the SEC on December 18, 2025.

Exhibits

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Raytech Holding Limited

Date: April 21, 2026	By:	/s/ Tim Hoi Ching
	Name:	Tim Hoi Ching
	Title:	Chief Executive Officer

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